EXHIBIT 21
Subsidiaries

Name of Company	Jurisdiction of Formation

Applied Sciences Corporation	Taiwan
Home Diagnostics (UK)Limited	United Kingdom
Home Diagnostics (Australia) Pty Ltd	Australia